Mail Stop 4561

February 17, 2006

Joan W. Brubacher
Executive Vice President and Chief Financial Officer
Mobility Electronics, Inc.
17800 North Perimeter Drive, Suite 200
Scottsdale, Arizona 85255

      Re: Mobility Electronics, Inc.
              Registration Statement on Form S-3
              Filed January 22, 2006
              File No. 333-131222

Dear Ms. Brubacher:

We have limited our review of your registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   You currently have a confidential treatment application pending with the Commission filed on April 6, 2005 (Control No. 16670). We are currently evaluating this confidential treatment application and will provide further comments, if any, under separate cover. Please note that your registration statement will not be declared effective until all outstanding comments on both the registration statement and the confidential treatment application have been cleared.

2.   Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Information Incorporated by Reference, page 16

3.   Please update your incorporation by reference section to include the Form 10-K filed March 11, 2005, the Forms 10-Q filed May 10 and August 9, 2005, the Form 8-K filed February 16, 2006, and any other documents filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of fiscal 2004.

Exhibit 5.1

4.   Please confirm that you concur with our understanding that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (972) 744-2909
        Richard F. Dahlson, Esq.
        Jackson Walker, LLP

Telephone: (972) 744-2900